BLUEKNIGHT ENERGY PARTNERS, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma  74136

December 21, 2009
VIA EDGAR TRANSMISSION

Memorandum
    for
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

    Re:            Blueknight Energy Partners, L.P.
       Formerly known as SemGroup Energy Partners, L.P.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed July 2, 2009
       Supplemental Response Letter
       Filed October 20, 2009
       File No. 1-33503

    This memorandum sets forth the responses of Blueknight Energy Partners, L.P. (formerly known as SemGroup Energy Partners, L.P.) (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 9, 2009 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 10-K”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Elements of Compensation, page 86

1.         We note your response to our prior comment 3.  To the extent targets were not used, clearly indicate in your disclosure that the compensation committee examines the quantitative factors entirely in its discretion, retroactively, and without predetermined targets or formulas.  Explain the process the compensation committee used in determining the quantitative factors and how a retrospective examination of quantitative factors in your prior 10-K is in line with your disclosed purpose of awarding bonus awards “for achieving financial and operational goals” if the goals are established retrospectively.  In the alternative, please disclose the targets the compensation committee used in its determination of the discretionary bonus awards for the named executive officers, including “target EBITDA during the third and fourth quarters of 2008, [and] actual and projected results for the third and fourth quarters of 2008.”  Please provide the disclosure you will use in future filings for our examination.  We may have further comments.

    As noted in the Partnership’s prior response, during 2008, the Partnership did not have a compensation plan that included prospective performance targets.  Instead, in December 2008, the compensation committee retroactively considered a number of qualitative and quantitative factors as outlined in the 2008 10-K.  As part of its consideration, the compensation committee considered actual EBITDA achieved during the third quarter of 2008 and the projected EBITDA for the fourth quarter of 2008.  It compared these amounts with EBITDA estimates that had been included in budgets provided to the Partnership’s lenders after the change of control of the Partnership in July 2008, the bankruptcy filing by SemGroup, L.P., the Partnership’s former ultimate parent company (the “Private Company”), and the corresponding defaults under the Partnership’s credit agreement.  At the time such budgets were provided to the Partnership’s lenders, the Partnership had not considered any bonus payments to its executive officers due to the impact of the Private Company’s bankruptcy filing on the Partnership’s business.

    The budgeted EBITDA for the third quarter of 2008 was approximately $26.5 million and the budgeted EBITDA for the fourth quarter of 2008 was approximately $21.8 million.  Again, these amounts were not prospective targets that, if achieved, would result in a bonus payment.  Instead, these were budgets and forecasts provided to the Partnership’s lenders.  At the time the compensation committee considered bonuses, in December 2008, the actual EBITDA for the third quarter of 2008 was approximately $26.6 million and the estimated EBITDA for the fourth quarter of 2008 was approximately $19.9 million.  In setting the bonus amounts, the compensation committee considered these EBITDA amounts as well as other factors, including the “role and responsibility of each officer with [the Partnership’s] general partner, the change in each named executive officer’s responsibility after the [Private Company’s] Bankruptcy Filings, the difficult operational, financial, legal and working environment caused by the Bankruptcy Filings, each named executive officer’s past compensation, perceived contribution of each named executive officer to [the Partnership’s] general partner and to [the Partnership] generally, . . . obtaining forbearances under [the Partnership’s] credit agreement and satisfying the covenants in such agreements and each named executive officer’s efforts in rebuilding [the Partnership’s] business after July 2008 as a substantial majority of [the Partnership’s] business was derived from services provided to the Private Company prior to the Bankruptcy Filings in July 2008” as disclosed in the 2008 10-K.  All of these factors related to the ultimate financial and operational goal of the Partnership during the latter half of 2008 of stabilizing the business and not making a bankruptcy filing.

    During 2009, the Compensation Committee adopted the 2009 Executive Cash Bonus Plan (the “2009 Bonus Plan”) as disclosed in “Item 9.B. Other Information” in the 2008 10-K.  The 2009 Bonus Plan includes prospective EBITDA targets.  The Partnership will disclose such prospective EBITDA targets, together with actual EBITDA achieved, in its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”).  The 2009 Form 10-K, including disclosure regarding the 2009 Executive Cash Bonus Plan, has not yet been drafted.

    As reported in a Current Report on Form 8-K filed with the Commission on November 25, 2009, the Partnership recently experienced a change of control as Vitol, Inc. became the owner of the membership interests of the Partnership’s general partner.  In connection with this change of control, the Board of Directors of the Partnership’s general partner was reorganized and two of the three members of the compensation committee are newly appointed.  The Partnership expects that there may be changes to the compensation of the executive officers in 2010 but it does not yet know what these changes will be.  It will make the appropriate disclosure regarding such changes in Current Reports on Form 8-K and in its Annual Report on Form 10-K for the year ended December 31, 2010, as applicable, in accordance with the rules and regulations promulgated by the Commission.

As requested by the Commission, the Company hereby acknowledges:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact Doug Rayburn of Baker Botts L.L.P. at (214) 953-6634.

                            Blueknight Energy Partners, L.P.

                            By: Blueknight Energy Partners G.P., L.L.C.,
                            its general partner

                            /s/ Alex G. Stallings_________________
                            Alex G. Stallings
                            Chief Financial Officer

cc:           Bob Carroll
Mike Karney
Doug Brown
Chris White
Securities and Exchange Commission

James C. Dyer, IV
James Griffin
Blueknight Energy Partners, L.P.

Doug Rayburn
Baker Botts L.L.P.